Exhibit 99.2

Zhihu Inc. Announces Change of Non-Executive Director

BEIJING, China, June 3, 2026—Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced the appointment of Mr. Qu Chen as a non-executive director of the Company. Mr. Bing Yu has resigned as a non-executive director of the Company in order to dedicate more time to his other business commitments. These changes are effective on June 3, 2026.

Mr. Chen has over 13 years of experience in strategic investment, capital markets, and business analysis. He joined Kuaishou Technology (HKEX: 1024) in April 2018 and currently serves as Head of Business Analytics, responsible for Kuaishou Group’s strategy, investment and operational analysis. Before joining Kuaishou Group, he was the founder and served as the chief executive officer of Beijing Nebulium Games Technology Co., Ltd. from June 2013 to September 2017. Mr. Chen received his Master of Business Administration from Stanford University (officially the Leland Stanford Junior University) in June 2013.

“On behalf of the board of directors, I would like to express our sincere gratitude to Mr. Bing Yu for his valuable contributions throughout his tenure and wish him all the best in his future endeavors,” said Mr. Yuan Zhou, chairman and chief executive officer of the Company. “We are also pleased to welcome Mr. Qu Chen to the board. Mr. Chen has built a strong track record in China’s internet sector, with deep expertise in business strategy, investment, and capital markets. His industry insights and strategic perspective will support the board as we continue to advance our long-term growth strategy.”

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, Zhihu has grown into the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

For investor and media inquiries, please contact:

Zhihu Inc.
Email: ir@zhihu.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: zhihu@christensencomms.com